Exhibit 99.2

For immediate release	PRESS RELEASE

Media Contact:	Investor Contact:
Divya Anand Tata Communications +91 897 606 8777 divya.anand@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 981 916 2113 mahesh.singh@tatacommunications.com

Tata Communications posts continued performance improvement and consolidates market position in FY14; records annual consolidated net profit; best performance in the past five years

Consolidated FY14 revenues up 14%; EBITDA grows 48%

Recommends dividend of Rs. 4.50 per share

Mumbai – May 13th 2014 – Tata Communications today announces its financial results for the quarter and full-year ended March 31st 2014.

Annual highlights for FY2014

•	Net profit stood at Rs 1,014 million (USD 17 Mn)

•	Core business revenues from operations at Rs. 174,509 million (USD 2,885 million) marking a growth of 14% YoY

•	Global voice revenue from operations up 11% YoY

•	Global data revenue from operations up 17% YoY

Highlights for Q4 FY2014

•	Consolidated revenue from operations showed a growth of 19% YoY to Rs. 52,153 million (USD 843 million)

•	Consolidated EBITDA increased by 60% YoY to Rs. 7,798 million (USD 126 million)

•	Global voice revenue from operations up 14% YoY

•	Global data revenue from operations up 20% YoY

•	Positioned as a Leader in the Gartner Magic Quadrant for Global Network Service Providers

Consolidated revenue from operations improved by 14% to Rs. 196,196 million (USD 3,244 million @avg. Fx of INR/USD 60.48) in FY14 as compared to Rs. 172,130 million (USD 3,165 million @avg. Fx of INR/USD 54.38) in FY2013. This growth in revenues was broad based with strong momentum across all segments. The core business revenues from operations stood at Rs. 174,509 million (USD 2,885 million) from Rs. 153,181 million (USD 2,817 million) in the previous year, posting a growth of 14%. Tata Communications’ wholesale voice business continued to outpace the global market growth rate recording 11% growth in revenue from operations compared to FY2013. Global data segment recorded a strong year with 17% growth in revenues, primarily attributed to strong demand from global enterprise customers for Ethernet, VPN solutions and a host of managed services. The start-up business revenue improved by 14% at Rs. 21,687 million (ZAR 3,627 million @ avg. Fx of INR/ZAR 5.98) from Rs. 18,948 million (ZAR 2,956 million @ avg. Fx of INR/ZAR 6.41) in FY2013.

Tata Communications’ continued focus on cost-management and progressive innovation in its product portfolio propelled a significant increase in operating profitability and net profits during the year. FY14 consolidated EBITDA stood at Rs.30,416 million USD 503 million) from Rs. 20,597 million (USD 379 Mn) in the last year, recording a significant growth of 48%. FY14 consolidated EBITDA margins increased by 350 bps in FY14 at 15.5%, as compared to 12% in the previous year. Net profit for FY14 was reported at Rs 1,014 million marking the company’s first consolidated annual net profit in the last five years - a result of significant improvement in underlying operational performance.

For immediate release	PRESS RELEASE

Commenting on the FY14 results, Vinod Kumar, MD and CEO, Tata Communications, says, “Tata Communications has delivered a year of strong growth and has strengthened its competitive positioning in the market. Our ongoing focus on execution, talent development and sharpening our value proposition is delivering tangible value. Our recent ascension to the Leaders’ quadrant of the Gartner Magic Quadrant for Global Network Service Providers for the first time is an endorsement of our global competitiveness. Going forward, we will continue to execute our growth strategy and deliver value to our stakeholders.”

Financial highlights for Q4 FY2014

Consolidated revenue from operations showed a growth of 19% to Rs. 52,153 million (USD 843 million @avg. Fx of INR/USD 61.83) in Q4 FY14 as compared to Rs. 44,005 million (USD 812 million @avg. Fx of INR/USD 54.19) in the corresponding quarter last year. Consolidated EBITDA improved by 60% to Rs. 7,798 million (USD 126 million @avg. Fx of INR/USD 61.83) in Q4 FY14 compared to Rs. 4,865 million (USD 90 million @avg. Fx of INR/USD 54.19) in the corresponding quarter last year.

Revenue from operations for the core business grew 16% at Rs. 45,793 million (USD 741 million) from Rs. 39,345 million (USD 726 million) during the corresponding quarter a year ago.

The start-up business, comprising primarily of Neotel, delivered a contribution of 37% rise in revenues at Rs. 6,360 million (ZAR 1,118 million @ avg. Fx of INR/ZAR 5.69), compared to Rs. 4,660 million (ZAR 768 million @ avg. Fx of INR/ZAR 6.07) in Q4 FY13. The start-up business EBITDA margins stood at 28.2% during the quarter, compared to 7.4% in Q4 FY13.

Sanjay Baweja, Chief Financial Officer, Tata Communications, says, “We continue our focus on securing future growth and driving cost efficiencies across our business. Riding on the back of operating leverage in our business and growth momentum in our industry we are committed to achieving a high degree of financial agility supporting long-term business growth.”

Q4 FY2014 business highlights

•	Tata Communications signs agreement with Turkcell Superonline to deploy MPLS PoP in Turkey: Tata Communications and Turkcell Superonline signed a collaboration agreement to set up a Multiprotocol Label Switching (MPLS) node in Istanbul. This collaboration strengthens the reach of Tata Communications’ global MPLS network and brings direct and robust connectivity to global and regional businesses into and out of the region.

•	Tata Communications delivers live Formula 1® video feeds to Chello DMC for Sport1 broadcast: Tata Communications, announced that it is providing official F1® licensee/broadcaster Chello DMC live Formula 1® video feeds via its wholly-owned fibre network for the first time this season. The high quality video feeds, broadcast on Dutch sports channel, Sport1 will be used for the channel’s full 2014 race season coverage.

•	Tata Communications expands its global data centre footprint in Australia, Germany, Austria and Malaysia: Tata Communications, expanded its global data centre footprint by entering strategic partnerships with NEXTDC in Australia, Interxion in Germany and Austria, as well as Pacific Link Telecom (PLT) in Malaysia. These partnerships will enable Tata Communications to extend its current data centre offerings in these regions and to deliver a uniform customer experience across geographies.

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2014 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

For immediate release	PRESS RELEASE

Q4 FY2014 Awards & Recognition

•	Tata Communications has been positioned in the ‘Leaders’ quadrant of the Gartner Magic Quadrant for Global Network Service providers for the first time. The Magic Quadrant evaluates companies based on ‘completeness of vision’ and ‘ability to execute’.

A fact sheet providing a detailed analysis of the results for the quarter and year ended March 31st 2014 has been uploaded on the Tata Communications website and can be accessed at:

www.tatacommunications.com/sites/default/files/InvestorFactSheet-Q4FY14.pdf

Ends…

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of A New World of Communications™. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

http://www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2014 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

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